

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 3, 2009

Mr. Richard B. Stern
President and Chief Executive Officer
TRM Corporation
12402 N.E. Marx Street
Portland, Oregon 97230

> **Re:** **TRM Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 0-19657**

Dear Stern:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director